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Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual
December 31, 2003
ASSETS

Current Assets
Cash and cash equivalents	73.5
Accounts receivable	0.6
Accounts receivable from associated companies	-
Taxes receivable	1.5
Notes receivable to associated companies	994.8
1,070.4

Investments and Other Assets
Investment in consolidated companies	4,089.2
Deferred income taxes	63.8
Other	16.1
4,169.1

Property, Plant and Equipment
Intangible assets	13.7
Less accumulated amortization	7.8
5.9

Total Assets	5,245.4

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	200.0
Accounts payable	1.8
Accounts payable to associated companies	-
Interest accrued	41.5
Other	-
243.3

Long-Term Debt	1,998.8

Capitalization
Construction loan	-

Common stock	1.7
Additional paid-in capital	2,243.5
Other comprehensive loss	(22.7)
Treasury stock	(0.2)
Retained earnings	781.0
Total equity	3,003.3

Total capitalization	3,003.3

Total Capitalization and Liabilities	5,245.4